UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

PEMEX’s Consolidated Results for the First Nine Months of 2004 and 2003

The following discussion of PEMEX’s recent results should be read in conjunction with PEMEX’s Form 20-F for the fiscal year ended December 31, 2003 (the “2003 20-F”), and with the tables contained at the end of this report. The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of September 30, 2004. As a result of Mexican inflation during the first nine months of 2004, the purchasing power of one peso as of December 31, 2003 is equivalent to the purchasing power of 1.0327 pesos as of September 30, 2004. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in the 2003 20-F, because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2003 20-F is presented in constant pesos as of December 31, 2003.

Results of Operations of PEMEX for the First Nine Months of 2004 Compared to the First Nine Months of 2003

The interim financial information set forth below has been derived from the unaudited summary consolidated financial statements of PEMEX for the nine-month periods ended September 30, 2003 and 2004. The interim financial information was prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP").

	Nine months ended September 30,

		2003(1)	2004(1)(2)

	(millions of constant pesos as of September 30, 2004 or U.S dollars)

Net sales
Domestic (3)	Ps.	297,921	Ps.	322,872	$28,351
Export		182,689		231,731	20,348

Total		480,610		554,603	48,699

Other revenues (net)		3,929		6,238	548

Total revenues (3)		484,539		560,841	49,247
Costs and operating expenses		188,007		225,897	19,836
Comprehensive financing cost (4)		20,402		8,639	759

Income before taxes and duties		276,130		326,305	28,652

Taxes and duties
Hydrocarbon extraction duties and other		220,531		293,504	25,772
Special Tax on Production and Services (IEPS Tax)		72,246		46,164	4,054

Total		292,777		339,668	29,826

Cumulative effect of adoption of new		––		(1,215)	(107)
accounting standard (5)

Net income (loss) for the period	Ps.	(16,647)	Ps.	(14,578)	$(1,280)

_________________

(1)	Unaudited.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.3884 = U.S. $1.00 at September 30, 2004. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(3)	Includes the IEPS Tax, which is described below, as part of the sales price of products sold.
(4)	Includes exchange rate losses in the amount of Ps. 18,394 million in the first nine months of 2003 and exchange rate losses in the amount of Ps. 8,278 million in the first nine months of 2004.
(5)

As described in “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards” of the 2003 20-F, the new Mexican accounting Bulletin C-15, “Impairment of Long-Lived Assets and their Disposal,” went into effect on January 1, 2004. The carrying value of the fixed assets of Pemex-Refining was revised to reflect the recognition of a Ps. 13.2 billion impairment as of June 30, 2004; however, as of September 30, 2004 the carrying value of these fixed assets was revised again as a result of certain modifications made to product costs, which costs had previously been assigned to distribution and commercialization costs. The result of this revision was to restore the value of the carrying value of the fixed assets of Pemex-Refining to their value prior to the recognition of the Ps. 13.2 billion impairment.

Source: Petróleos Mexicanos.

Sales

During the first nine months of 2004, total sales, net of the IEPS Tax, were Ps. 508.4 billion, an increase of 24.5% from total sales in the first nine months of 2003, net of the IEPS Tax, of Ps. 408.4 billion. The increase in total sales resulted primarily from a 22.6% increase in domestic sales, net of the IEPS tax, from the first nine months of 2003 (which is described below under “—Domestic Sales”) and a 26.8% increase in export sales from the first nine months of 2003 (which is described below under “—Export Sales”).

Domestic Sales

Domestic sales, net of the IEPS Tax, increased by 22.6% in the first nine months of 2004, from Ps. 225.7 billion in the first nine months of 2003 to Ps. 276.7 billion in the first nine months of 2004, due to increased unit prices and higher sales volumes. Domestic sales of petroleum products other than natural gas increased by 21.8% in the first nine months of 2004, from Ps. 174.9 billion in the first nine months of 2003 to Ps. 213.1 billion in the first nine months of 2004, primarily due to increases in the average sales prices and volumes of PEMEX’s principal petroleum products. The increase in the sales volumes of gasoline was primarily due to an increase in the number of vehicles in Mexico. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 43.5%, from Ps. 9.2 billion in the first nine months of 2003 to Ps. 13.2 billion in the first nine months of 2004, due to an increase in the domestic prices of PEMEX’s principal petrochemical products and a change in commercial strategy to take advantage of the higher profit margins of certain products. Sales of natural gas increased by 21.2% in the first nine months of 2004, from Ps. 41.5 billion in the first nine months of 2003 to Ps. 50.3 billion in the first nine months of 2004, due to an increase in volumes of natural gas sold and an increase in natural gas prices.

Export Sales

In the first nine months of 2004, total consolidated export sales increased by 26.8% in peso terms, from Ps. 182.7 billion in the first nine months of 2003 to Ps. 231.7 billion in the first nine months of 2004. Excluding the trading activities of the PMI Group, export sales by the Subsidiary Entities to the PMI Group and third parties increased by 25.6% in peso terms, from Ps. 153.6 billion in the first nine months of 2003 to Ps. 192.9 billion in the first nine months of 2004. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) increased by 23.5% in the first nine months of 2004, from U.S. $13.6 billion in the first nine months of 2003 to U.S. $16.8 billion in the first nine months of 2004. This increase was a result of an increase in crude oil export prices of 22% and higher crude oil sales volumes, which increased the peso value of sales denominated in dollars. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 38.8 billion in the first nine months of 2004, as compared to Ps. 29.1 billion in the first nine months of 2003.

Crude oil sales by Pemex-Exploration and Production to PMI for export accounted for 90.5% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2004, as compared to 90.6% in the first nine months of 2003. These crude oil sales increased in peso terms by 25.5% in the first nine months of 2004, from Ps. 139.2 billion in the first nine months of 2003 to Ps. 174.7 billion in the first nine months of 2004, and increased in dollar terms by 23.6% in the first nine months of 2004, from U.S. $12.3 billion in the first nine months of 2003 to U.S. $15.2 billion in the first nine months of 2004. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PMI for export in the first nine months of 2004 was U.S. $30.23, 22.4% higher than the weighted average price of U.S. $24.69 in the first nine months of 2003. The volume of crude oil exports increased by 0.5%, from 1,828 barrels per day in the first nine months of 2003 to 1,838 barrels per day in the first nine months of 2004.

Export sales of petroleum products by Pemex-Refining and Pemex-Gas and Basic Petrochemicals to the PMI Group and third parties, including natural gas liquids, decreased from 8.6% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2003 to 8.5% in the first nine months of 2004. In dollar terms, export sales of petroleum products, including natural gas liquids, increased by 16.7%, from U.S. $1.2 billion in the first nine months of 2003 to U.S. $1.4 billion in the first nine months of 2004. Export sales of petroleum products, including natural gas liquids, increased by 23.3%, from Ps. 13.3 billion in the first nine months of 2003 to Ps. 16.4 billion in the first nine months of 2004, primarily due to increases in the volume of exports of naphta.

Petrochemical products accounted for the remainder of export sales in the first nine months of 2003 and 2004. Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 63.6%, from Ps. 1.1 billion in the first nine months of 2003 to Ps. 1.8 billion in the first nine months of 2004. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 64.3% in the first nine months of 2004, from U.S. $98.1 million in the first nine months of 2003 to U.S. $161.2 million in the first nine months of 2004, primarily due to an increase in the volume of ethylene sold.

Other Revenues and Expenses

Other revenues, net, increased by Ps. 2.3 billion, from Ps. 3.9 billion in the first nine months of 2003 to Ps. 6.2 billion in the first nine months of 2004, primarily due to an increase in the value of PEMEX’s investment in the Deer Park refinery, which is accounted for under the equity method (see Note 6 to the financial statements contained in the 2003 20-F), and the recognition of a gain from the revaluation of PEMEX’s shares in Repsol YPF, S.A. during the first nine months of 2004.

Costs and Operating Expenses

Costs of sales, transportation, distribution expenses and administrative expenses increased by 20.2%, from Ps. 188.0 billion in the first nine months of 2003 to Ps. 225.9 billion in the first nine months of 2004. This increase was due to an increase in maintenance expenses, an increase in exploration expenses, an increase in product purchases, mainly of gasoline, natural gas and liquefied gas, and an increase in costs associated with the labor reserve for pension obligations resulting from the increase in the number of employees and changes in actuarial assumptions, which was partially offset by an increase in the value of crude oil and petroleum product inventories (which is accounted for as a decrease in costs of sales) and the elimination of the specific oil-field exploration and depletion reserve as a consequence of implementing the successful efforts method of accounting for the costs incurred in the exploration, acquisition and development of oil and gas reserves.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income (including gains and losses on certain derivative instruments), interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial portion of PEMEX’s indebtedness (88.5% at September 30, 2004) is denominated in foreign currencies, so a depreciation of the peso results in foreign exchange loss and higher interest expense.

In the first nine months of 2004, comprehensive financing cost decreased by Ps. 11.8 billion, or 57.8%, from Ps. 20.4 billion in the first nine months of 2003 to Ps. 8.6 billion in the first nine months of 2004, primarily as a result of the following:

•	Net interest expense increased by 21.1% in the first nine months of 2004 due to an increase in total debt, which was only partially offset by lower average interest rates on PEMEX’s liabilities.
•

The higher depreciation of the peso against the U.S. dollar in the first nine months of 2003 in comparison to the same period of 2004, resulted in a decrease in net foreign exchange losses of Ps. 10.1 billion in the first nine months of 2004 as compared to the first nine months of 2003.

•

In the first nine months of 2003 and 2004, PEMEX’s average monetary liabilities exceeded its average monetary assets, resulting in a net gain from monetary position, partially offsetting the aforementioned increases in net interest expense. The net gain in monetary position, which amounted to Ps. 11.9 billion in the first nine months of 2004, was 45.1% higher than the net gain in monetary position in the first nine months of 2003 of Ps. 8.2 billion, due to an increase in the inflation rate (from 2.3% in the first nine months of 2003 to 3.3% in the first nine months of 2004).

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes (including the IEPS Tax) increased by 16.0%, from Ps. 292.8 billion in the first nine months of 2003 to Ps. 339.7 billion in the first nine months of 2004, largely due to an increase in sales revenues. PEMEX paid Ps. 22.5 billion in excess gains duties in the first nine months of 2004, which represents the difference between the actual prices at which Pemex-Exploration and Production sold crude oil to PMI, which averaged U.S. $30.23 per barrel for the Mexican weighted crude oil mix, and the Mexican Government’s crude oil price budgetary assumption for 2004 of U.S. $20.00 per barrel. PEMEX paid Ps. 13.8 billion in excess gains duties in the first nine months of 2003.

Cumulative Effect of Adoption of New Accounting Standard

In 2004, PEMEX adopted Bulletin C-15, “Impairment of Assets and their Disposal,” which resulted in a loss of Ps. 1.2 billion for the first nine months of 2003 attributable to the recognition of the impairment of the carrying value of fixed assets, primarily those of Pemex-Exploration and Production. The carrying value of the fixed assets of Pemex-Refining was revised to reflect the recognition of a Ps. 13.2 billion impairment as of June 30, 2004; however, as of September 30, 2004 the carrying value of these fixed assets was revised again as a result of certain modifications made to product costs, which costs had previously been assigned to distribution and commercialization costs. The result of this revision was to restore the value of the carrying value of the fixed assets of Pemex-Refining to their value prior to the recognition of the Ps. 13.2 billion impairment.

Income/(Loss)

In the first nine months of 2004, PEMEX reported a loss of Ps. 14.6 billion on Ps. 514.7 billion in total revenues net of the IEPS Tax, as compared with a loss of Ps. 16.6 billion on Ps. 412.3 billion in total revenues net of the IEPS Tax in the first nine months of 2003. This 12.0% decrease in losses from the first nine months of 2003 to the first nine months of 2004 resulted from the various factors described above.

Liquidity and Capital Resources

Equity Structure and the Certificates of Contribution “A”

On September 2004, PEMEX received Ps. 12,549 million from the Ministry of Finance as an advance payment of the total amount of reimbursements that PEMEX is to receive from the Duty for Exploration, Gas, Refining and Petrochemical Infrastructure in 2004. As of September 30, 2004, this advance payment was recorded as a line item reflecting a future increase of equity. PEMEX expects to receive additional advance payments amounting to approximately Ps. 16,932 million in connection with reimbursements from this duty prior to the end of 2004.

On November 4, 2004, the Board of Directors of Petróleos Mexicanos approved the increase of its equity by Ps. 29,481 million, an amount which reflects the approximate aggregate amount that PEMEX expects to receive from the Ministry of Finance in 2004 in connection with the Duty for Exploration, Gas, Refining and Petrochemical Infrastructure. For further information regarding the Duty for Exploration, Gas, Refining and Petrochemical Infrastructure, see “Item 4—Information on the Company—Taxes and Duties—Duty for Exploration, Gas, Refining and Petrochemical Infrastructure” in the 2003 20-F.

Recent Financing Activities

During the period from June 1, 2004 to September 30, 2004, Petróleos Mexicanos and the Pemex Project Funding Master Trust participated in the following financings:

•	Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $44.9 million;
•	Petróleos Mexicanos obtained direct loans denominated in Japanese yen in an amount equivalent to U.S. $120.1 million;
•	the Pemex Project Funding Master Trust obtained U.S. $291.1 million in project financing from several financial institutions;
•	the Pemex Project Funding Master Trust obtained U.S. $25 million in commercial bank loans;
•	on June 15, 2004, the Pemex Project Funding Master Trust issued U.S. $1,500,000,000 of its Guaranteed Floating Rate Notes due 2010, guaranteed by Petróleos Mexicanos;
•	on August 5, 2004, the Pemex Project Funding Master Trust issued €850,000,000 of its 6.375 per cent. Guaranteed Notes due 2016, guaranteed by Petróleos Mexicanos;

•

on August 16, 2004, the National Banking and Securities Commission of Mexico authorized Petróleos Mexicanos’ new short-term peso-denominated notes program, under which it and the trust Fideicomiso F-163 may issue up to Ps. 10 billion of peso-denominated certificados bursátiles de corto plazo in the Mexican market. As of this date, Petróleos Mexicanos maintains an outstanding balance of Ps. 2,000 million under this program in four separate tranches, all of which become due at or prior to December 2, 2004; and

•	on September 28, 2004, the Pemex Project Funding Master Trust issued U.S. $1,750,000,000 of its 7.75 per cent Guaranteed Perpetual Bonds, guaranteed by Petróleos Mexicanos.

Interim operating statistics and unaudited condensed consolidated financial information

The following pages contain interim operating statistics and unaudited condensed consolidated financial information. The interim condensed financial information included herein has been prepared on the basis of the information published in Mexico and filed with the Mexican Stock Exchange. Certain reclassifications have been made herein to such information in order to make it consistent with the discussion and financial information included above under “—Results of Operations of PEMEX for the First Nine Months of 2004 Compared to the First Nine Months of 2003.”

Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Operating statistics
	As of September 30,
	2003	2004	Change
Production
Liquid hydrocarbons (tbpd)	3,771	3,839	2%
Crude oil	3,357	3,395	1%
Natural gas liquids (includes condensates)	414	444	7%
Natural gas (mmcfpd)	4,477	4,568	2%
Refined products (tbpd)(1)	1,576	1,606	2%
Petrochemicals (mtpy)	7,655	7,914	3%
Domestic sales
Natural gas (mmcfpd)	2,592	2,757	6%
Refined products (tbpd)	1,685	1,706	1%
Gasoline	593	627	6%
Other(2)	1,092	1,079	-1%
Petrochemicals (mtpy)	2,308	2,610	13%
Foreign trade(3)
Export volumes
Crude oil (tbpd)	1,828	1,838	1%
Heavy	1,598	1,604	0%
Light	22	15	-30%
Extra-light	208	219	5%
Average realized price of crude oil exports (US$/b)	26.41	30.22	14%
Refined products (tbpd)(4)	169	157	-7%
Petrochemicals (mtpy)	581	693	19%
Import volumes(5)
Natural gas (mmcfpd)	739	754	2%
Refined products (tbpd)(6)	284	283	0%
Petrochemicals (mtpy)	455	207	-55%

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year

(1)	Includes 210 tbpd and 226 tbpd of liquefied petroleum gas as of September 30, 2003 and 2004, respectively.
(2)	Includes 320 tbpd and 323 tbpd of liquefied petroleum gas as of September 30, 2003 and 2004, respectively.
(3)	Source: PMI except natural gas imports. Does not consider third party operations of PMI.
(4)	Includes 0.31 and 0.26 tbpd of liquefied petroleum gas as of September 30, 2003 and 2004, respectively.
(5)	Excludes the volume of imported products under processing agreements.
(6)	Includes 78 and 76 tbpd of liquefied petroleum gas as of September 30, 2003 and 2004, respectively.

Table A-2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Unaudited consolidated balance sheets (millions of constant pesos as of September 30, 2004 or U.S. dollars)
	As of September 30,
	2003	2004	2004	Change
	(Ps. mm)		(US$mm) (1)
Current assets	154,493	243,311	21,365	57%
Cash & cash equivalents	60,195	125,835	11,049	109%
Accounts receivable	67,717	81,273	7,136	20%
Inventories	26,580	36,203	3,179	36%
Properties and equipment, net	560,148	563,523	49,482	1%
Other assets	142,062	153,439	13,473	8%
Total assets	856,703	960,273	84,320	12%
Short-term liabilities	113,591	148,804	13,066	31%
Short-term debt(2)	50,434	60,509	5,313	20%
Others(3)	63,158	88,295	7,753	40%
Long-term liabilities	647,925	787,785	69,174	20%
Long-term debt(4)	339,061	424,757	37,297	25%
Reserve for retirement payments, pensions and seniority premiums	299,391	325,902	28,617	9%
Other non-current liabilities(5)	9,472	37,126	3,260	292%
Total liabilities	761,516	936,589	82,241	23%
Total equity	95,187	23,684	2,080	-75%
Total liabilities & equity	856,703	960,273	84,320	12%

*Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.

(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.3884 per U.S. dollar at September 30, 2004. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(2) Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors. As of September 30, 2003, these figures were Ps. 48,327 million and Ps. 2,107 million, respectively; as of September 30, 2004, these figures were Ps. 57,880 million and Ps. 2,629 million, respectively.

(3) Includes accounts payable to suppliers, accounts payable and accrued expenses, taxes payable and an account payable pending of capitalization. As of September 30, 2003 these figures were Ps. 22,243 million, Ps.10,194 million , Ps. 30,719 million and Ps. 0 million, respectively; as of September 30, 2004, these figures were Ps. 23,963 million, Ps. 14,018 million, Ps. 50,314 million and Ps. 12, 549 million, respectively.

(4) Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux), notes payable to contractors and sale of future accounts receivable. As of September 30, 2003 these figures were Ps. 277,796, Ps. 14,112 and Ps. 47,153 million, respectively; as of September 30, 2004, Ps. 376,018, Ps. 11,797 and Ps. 36,943 million, respectively.

(5) Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

Table A-3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Unaudited consolidated income statement (millions of constant pesos as of September 30, 2004 or U.S. dollars)
	Nine months ended September 30,
	2003	2004	2004	Change
	(Ps. mm)		(US$mm) (1)
Total revenues(2)	484,539	560,481	49,247	16%
Total sales	480,610	554,603	48,699	15%
Domestic sales(2)	297,921	322,872	28,351	8%
Exports	182,689	231,731	20,348	27%
Other revenues, net	3,929	6,238	548	59%
Costs and expenses(3)	188,007	225,897	19,836	20%
Cost of sales	149,461	185,303	16,271	24%
Transportation and distribution expenses	12,184	13,244	1,163	9%
Administrative expenses	26,363	27,350	2,402	4%
Comprehensive financing cost(4)	20,402	8,639	759	-58%
Income before taxes and duties(5)	276,130	325,305	28,682	18%
Taxes and duties	292,777	326,305	28,682	16%
Hydrocarbon extraction duties and other	220,531	293,504	25,772	33%
Special Tax on Production and Services (IEPS)	72,246	46,164	4,054	-36%
Cumulative effect of adoption of new accounting standard(5)		(1,215)	(107)	-
Net income (loss)	(16,647)	(14,578)	(1,280)	-12%

*Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.

(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.3884 per U.S. dollar at September 30, 2004. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

(2) Includes the Special Tax on Production and Services (IEPS). As of September 30, 2003, this figure was Ps. 72,246 million and as of September 30, 2004, Ps. 46,164 million.

(3) Includes the cost of the reserve for retirement payments, pensions and indemnities. As of September 30, 2003, this figure was Ps. 29,445 million and as of September 30, 2004, it was Ps. 31,736 million.

(4) Includes net interest, foreign exchange loss and the monetary loss or (gain). As of September 30, 2003, these figures were Ps. 15,160 million, Ps. 18,394 million and Ps. (8,151) million, respectively; as of September 30 2004, these figures were Ps. 12,307 million, Ps. 8,278 million and Ps. (11,946) million, respectively.

(5) As described in “Item 5—Operating and Financial Review and Prospects—Recently Issued Accounting Standards” of the 2003 20-F, the new Mexican accounting Bulletin C-15, “Impairment of Long-Lived Assets and their Disposal,” went into effect on January 1, 2004. The carrying value of the fixed assets of Pemex-Refining was revised to reflect the recognition of a Ps. 13.2 billion impairment as of June 30, 2004; however, as of September 30, 2004 the carrying value of these fixed assets was revised again as a result of certain modifications made to product costs, which costs had previously been assigned to distribution and commercialization costs. The result of this revision was to restore the value of the carrying value of the fixed assets of Pemex-Refining to their value prior to the recognition of the Ps. 13.2 billion impairment.

Note: Numbers may not total due to rounding.

Table A-4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary CompaniesEquity (unaudited) (millions of constant pesos as of September 30, 2004 or U.S. dollars)
	As of September 30,
	2003	2004	2004	Change
	(Ps. mm)		(US$mm)(1)
Total equity	95,187	23,684	2,080	-75%
Certificates of contribution "A"	85,327	85,327	7,492	0%
Specific oil-field exploration and depletion reserve	21,252	-	-	100%
Restatement of equity	134,306	134,306	11,793	0%
Accumulated losses	(145,697)	(195,949)	(17,206)	34%
From prior years	(129,049)	(181,371)	(15,926)	41%
Net loss for the period	(16,647)	(14,578)	(1,280)	-12%

* Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.

(1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.3884 per U.S. dollar at September 30, 2004. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Note: Numbers may not total due to rounding.

Table A-5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Unaudited consolidated statements of changes in financial position

(millions of constant pesos as of September 30, 2004 or U.S. dollars)

	Nine months ending September 30,
	2003	2004	2004	Change
	(Ps. mm)		(US$mm) (1)
Operating activities
Net income (loss)	(16,647)	(14,578)	(1,280)	-12%
Charges to operations not requiring the use of funds:	90,494	66,918	5,876	-26%
Depreciation and amortization	31,319	31,263	2,745	0%
Cost of the reserve for retirement payments, pensions and indemnities	29,445	31,736	2,787	8%
Specific oil-field exploration and depletion reserve	6,785	-	-	-100%
Foreign exchange loss (gain) and monetary loss (gain)	22,945	3,919	344	-83%
Changes in working capital:	(16,510)	(6,338)	(557)	-62%
Accounts, notes receivable and other	(8,258)	(8,760)	(769)	6%
Inventories	(346)	(7,825)	(687)	2160%
Intangible asset derived from actuarial computation of labor obligations and other assets	(1,998)	(13,785)	(1,210)	590%
Suppliers	(9,187)	(10,677)	(938)	16%
Accounts payable and accrued expenses	2,965	6,437	565	117%
Taxes payable	2,031	12,470	1,095	514%
Reserve for dismantlement and abandonment activities, sundry creditors and others	1,216	4,215	370	247%
Reserve for retirement payments, pensions and seniority premiums	(3,918)	(962)	(84)	-75%
Exploration and well-drilling expenses charged to the specific oil-field exploration and depletion reserve	985	-	-	-100%
Contributions pending to be authorized	-	12,549
Funds provided (used) by operating activities	57,337	46,002	4,039	-20%
Financing activities
Minimum guaranteed dividends paid to the Mexican Government	(10,308)	(10,346)	(908)	0%
Other equity movements – net	557	428	38	-23%
Notes payable to contractors – net	(14,919)	(1,093)	(96)	-93%
Documented debt – net	44,878	57,036	5,008	27%
Sale of future accounts receivable – net	508	(4,839)	(425)	-1053%
Funds provided (used) by financing activities	20,716	41,186	3,616	99%
Investing activities
Increase in fixed assets – net	(64,972)	(37,090)	(3,257)	-43%
Funds provided (used) by investing activities	(64,972)	(37,090)	(3,257)	-43%
Net increase in cash and cash equivalents	13,081	50,098	4,399	283%
Cash and cash equivalents at the beginning of the year	47,115	75,738	6,650	61%
Cash and cash equivalents at the end of the year	60,196	125,836	11,050	109%

*Unaudited consolidated financial statements prepared in accordance with Mexican GAAP issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.

 (1) Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 11.3884 per U.S. dollar at September 30, 2004. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Note: Numbers may not total due to rounding.

Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Total sales, net income (loss) and total assets by segment (Unaudited) in millions of constant pesos as of September 30, 2004
	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Inersegment Eliminations	Total
Nine months ending September 30, 2004
Total sales	401,223	248,383	128,875	16,552	292,011	(532,440)	554,603
External clients	174,657	236,370	91,661	13,073	277,116	(238,275)	554,603
Intersegments	226,566	12,013	37,213	3,478	14,895	(294,166)	-
Net income (loss)	(14,788)	(11,529)	8,461	(7,271)	(13,332)	23,881	(14,578)
As of September 30, 2004
Assets	657,929	257,406	96,066	34,576	951,206	(1,036,910)	960,273
Nine months ending September 30, 2003
Total sales	329,493	236,747	110,818	11,516	240,368	(448,333)	480,610
External clients	139,195	226,419	77,749	7,861	226,421	(197,035)	480,610
Intersegments	190,299	10,328	33,069	3,655	13,947	(251,298)	(0)
Net income (loss)	12,625	(29,708)	6,518	(7,805)	(14,557)	16,280	(16,647)
As of September 30, 2003
Total assets	630,133	227,225	86,072	37,193	798,129	(922,048)	856,703

*Unaudited consolidated financial statements prepared in accordance with Mexican GAAP. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.

(1) External clients sales of Refining are net of IEPS Tax.

Note: Numbers may not total due to rounding.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: December 2, 2004

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.